FULCRUM SECURITIES, LLC

Notes to Financial Statements
December 31, 2015

Note A - Nature of Operations and Basis of Presentation

Nature of Operations

Fulcrum Securities, LLC (the "Company"), is owned 51% by AHM-Pivot Holdings, LLC formerly known as AHM-Fulcrum Holdings, LLC and 49% by Bartow Creek Partners LLC, together the "Parent Companies". The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority, Inc. ('FINRA') and the Securities Investor Protection Corporation ('SIPC'). The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements. It operates brokerage offices in Missouri, Pennsylvania, Virginia, Florida and New York.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics with the FASB ASC.

Note B - Summary of Significant Accounting Policies

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized customer and brokerage obligations due under normal trade terms. The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of commissions receivable, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated commissions receivable are reduced when the receivables are determined to be uncollectible. Currently, the Company considers commissions receivable to be fully collectible, therefore, an allowance for uncollectible amounts is not necessary.

Note B - Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements is computed using the straight-line method over the lesser of the terms of the related lease or the useful lives of the assets. The estimated lives for computing depreciation on property and equipment are:

Classification	Years
Computer hardware	5
Furniture	7
Leasehold Improvements	3

Recognition of Revenues

Commissions, fee income, principal transactions, and related clearing expenses are recorded on a settlement date basis as securities transactions occur. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisor based on a formal commission payout schedule maintained with each financial advisor.

The Company receives commissions from the sale of investment company shares. Revenue from commissions is recognized in the month earned.

Shared service income is revenue earned by the Company for the utilization of its staff and resources by an affiliate registered investment advisor, Fulcrum Advisory Services, LLC. Other trading fees include 12b-1 fees, money market trail income and credits received by the firm from its primary clearing firm, RBC Capital Markets, LLC.

Income Taxes

The Company is formed as a limited liability company and as such, its operations are included in the Parent Companies tax returns. Earnings and losses of the Company are included in the personal income tax returns of the Parent Companies members. Accordingly, the financial statements do not include a provision for income taxes.

FULCRUM SECURITIES, LLC

Notes to Financial Statements - Continued
December 31, 2015

Note B - Summary of Significant Accounting Policies (Continued)

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements in accordance with ASC 740-10, Accounting for Income Taxes.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2012. As of and for the year ended December 31, 2015, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months

Note C - Property and Equipment

Property and equipment at December 31, 2015, is as follows:

Computer hardware	$6,037
Furniture	29,182
Leasehold Improvements	12,788
	48,007
Less accumulated depreciation	(25,701)
	$22,306

Depreciation expense for the year ended December 31, 2015 totaled $8,878.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000

Notes to Financial Statements - Continued
December 31, 2015

Note D - Net Capital Requirements (Continued)

or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

At December 31, 2015, the Company had net capital (deficit) of ($89,880) and required net capital of $14,305. The ratio of aggregate indebtedness to net capital was (238.73) to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a piggyback fully disclosed basis with RBC Capital Markets, LLC.

Note E - Related Party Transaction

Due to affiliate includes amounts due to the Parent Companies for multiple lease agreements and other shared expenses. Amount due to the Parent Companies at December 31, 2015 are included in the accompanying statement of financial condition. Due from affiliate represents an amount due from Fulcrum Advisory Services, LLC.

Note F - Leases

The Company leases office space under noncancelable operating leases. Future minimum lease payments at December 31, 2015 are as follows:

Years ending December 31,	
2016	145,759
2017	120,720
2018	82,530

Occupancy expense related to operating leases for the year ended December 31, 2015 totaled $205,356.

Note G - Risk Associated with Financial Instruments

In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Note G - Risk Associated with Financial Instruments (Continued)

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as

considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

Note H - Contingencies

In the ordinary course of business, the Company becomes involved in legal proceedings. Management, in consultation with legal counsel, believes the ultimate resolution of these proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

Note I - Settlements

On December 18, 2015, the Company reached a settlement with State of Virginia on a Notice of Offer to Rescind. As part of the settlement, the Company agreed to pay $91,954.   The settlement amount is included in Litigation, arbitration & settlement expense in the statement of operations and accrued expenses on the statement of financial condition.   On December 21, 2015, the Company reached a settlement with FINRA on a Letter of Acceptance, Waiver and Consent. As part of the settlement, the Company agreed to pay $20,000. The settlement amount is included in Litigation, arbitration & settlement expense in the statement of operations and accrued expenses on the statement of financial condition.

Note J - Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a large loss from operations, and this raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continued existence of the Company depends on a number of factors, including but not limited to, its ability to secure adequate sources of capital. The management of Fulcrum Securities LLC has reduced staff substantially, canceled or amended vendor contracts to reduce operating expenses significantly and has negotiated   with   its   parent   companies   to   assume   some   expenses.